UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: BBR ALO Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

140 East 45th Street, 26th Floor
New York, New York 10017

Telephone Number (including area code):

(212) 313-9870

Name and address of agent for service of process:

Barry M. Klayman
c/o BBR Partners, LLC
140 East 45th Street, 26th Floor
New York, New York 10017

With copies to:

Nicole M. Runyan, Esq.
Brad A. Green, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]                       No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the Town of Scarsdale and State of New York on the 1st day of May, 2020.

BBR ALO Fund, LLC

By:	/s/ Barry M. Klayman
	Name:	Barry M. Klayman
	Title:	Principal Executive Officer

Attest:

/s/ Matthew Shapiro

Name: Matthew Shapiro

Title: Secretary